UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-35509

TD Ameritrade Holding Corporation

(Exact name of registrant as specified in its charter)

200 South 108th Avenue

Omaha, Nebraska 68154

(800) 669-3900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
 (Title of each class of securities covered by this Form)

Floating Rate Senior Notes due November 2021
2.95% Senior Notes due April 2022
3.75% Senior Notes due April 2024
3.625% Senior Notes due April 2025
3.30% Senior Notes due April 2027
2.750% Senior Notes due October 2029

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

*	On November 24, 2019, TD Ameritrade Holding Corporation (the “Registrant”) entered into an Agreement and Plan of Merger with The Charles Schwab Corporation (“Schwab”) and Americano Acquisition Corp., a wholly owned subsidiary of Schwab (“Merger Subsidiary”), pursuant to which, on October 6, 2020, Merger Subsidiary merged with and into the Registrant, with the Registrant continuing as the surviving corporation and a wholly owned subsidiary of Schwab.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TD AMERITRADE HOLDING CORPORATION

By:	/s/ Jon C. Peterson
Name:	Jon C. Peterson
Title:	Interim Chief Financial Officer

Date: October 16, 2020